EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL RECEIVES $1.7M ORDER FOR AIRPORT PERIMETER SECURITY IN LATIN AMERICA

YAHUD, Israel – Nov. 15, 2010 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) announced  today that it has received an order of $1.7 million for the protection of the perimeters of two airports in Latin America.

The order includes the supply and installation of buried cable intrusion detection systems in both airports – one of which is an international hub, and the other is a local airport. Both deliveries are expected to be completed during the first quarter of 2011.

Eitan Livneh, President and CEO of Magal S3, commented: “We have expanded our local presence in this region due to the excellent business potential we see throughout the Latin American market. We are very encouraged by this significant award, and view it as the first success of our new strategy in this region. I wish our local team much success in the project’s implementation.”

Buried cable is widely used in airports all over the world to protect perimeters in this market. Buried cable is an ideal solution for locations where a fence cannot be installed, whether due to aesthetic or operational reasons, such as in the case of parking areas and hangars. Trenching the tarmac to install a buried cable intrusion detector is often the best solution.

The fact that it is a concealed detection sensor makes it unbeatable and ideal as a standalone intrusion detection solution, as a second invisible tier within a multi layer Perimeter Intrusion Detection System (PIDS) or for protecting the internal quarters within an airport where a virtual fence is desired.

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Hagai Katz, SVP Marketing & BD Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717